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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                             (Amendment No._______)*



                         CAPSTONE PHARMACY SERVICES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14066N101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marshall A. Elkins, Esq., Executive Vice President and General Counsel
                        Integrated Health Services, Inc.
                             10065 Red Run Boulevard
                          Owings Mills, Maryland 21117
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- ----------------------------                     -------------------------------
CUSIP No. 14066N101                                       Page 2 of 62 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Integrated Health Services, Inc.                          23-2428312

- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        00
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- --------------------------------------------------------------------------------
        NUMBER OF          7      SOLE VOTING POWER
         SHARES                        2,112,490
      BENEFICIALLY        -----------------------------------------------------
        OWNED BY           8      SHARED VOTING POWER
          EACH                         2,112,490
        REPORTING          -----------------------------------------------------
         PERSON            9      SOLE DISPOSITIVE POWER
          WITH                         2,112,490
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                       2,112,490
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,112,490
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.5%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.:  14066N101


                                  SCHEDULE 13D


Item 1.           Security and Issuer
                  -------------------

                  This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Capstone Pharmacy Services, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2930 Washington Boulevard, Baltimore, Maryland 21230.


Item 2.           Identity and Background
                  -----------------------

                  (a)      Name:  Integrated Health Services, Inc. ("IHS")
                           ----

                  The following persons are executive officers, directors or controlling persons of IHS (the "Executive Officers and Directors"):

                               W. Bradley Bennett
                               Lawrence P. Cirka
                               E. Mac Crawford
                               Brian K. Davidson
                               Marshall A. Elkins
                               Robert N. Elkins, M.D.
                               Eleanor C. Harding
                               Marc B. Levin
                               Anthony R. Masso
                               Kenneth M. Mazik
                               Robert A. Mitchell
                               Charles W. Newhall, III
                               Timothy F. Nicholson
                               Scott W. Robertson
                               John L. Silverman
                               George H. Strong
                               C. Christian Winkle

                  (b) State of Organization or Citizenship: IHS is incorporated in the State of Delaware. Each of the Executive Officers and Directors is a citizen of the United States.

                  (c) Principal Business or Occupation: IHS is a provider of post-acute healthcare services. The principal occupation of each of the Executive Officers and Directors is as follows:

         -W. Bradley Bennett is Senior Vice President--Chief Accounting Officer of IHS.
         -Lawrence P. Cirka is President, Chief Operating Officer and a director of IHS.
         -E. Mac Crawford is Chairman and CEO of Magellan Health Services, Inc. and a director of IHS.
         -Brian K. Davidson is Executive Vice President--Office of the Chairman of IHS.
         -Marshall A. Elkins is Executive Vice President and General Counsel of IHS.
         -Robert N. Elkins, M.D. is Chairman of the Board and CEO of IHS. -Eleanor C. Harding is Senior Vice President, Finance of IHS.
         -Marc B. Levin is Executive Vice President--Investor Relations of IHS. -Anthony R. Masso is Executive Vice President--Post Acute Development
of IHS.
         -Kenneth M. Mazik is Chairman, Jovius Foundation and a director of IHS. -Robert A. Mitchell is an attorney and a director of IHS.
         -Charles W. Newhall, III is a General Partner of New Enterprise Associates and a director of IHS.
         -Timothy F. Nicholson is Chairman and CEO of Speciality Care, plc and a director of IHS.
         -Scott W. Robertson is Executive Vice President--Office of the Chairman of IHS.
         -John L. Silverman is Chief Executive Officer of AsiaCare Inc. and a director of IHS.
         -George H. Strong is a private investor and a director of IHS.
         -C. Christian Winkle is Executive Vice President--Owned Operations of IHS.

                  (d)  Address of  Principal  Place of  Business  and  Principal
                       Office:
                       ---------------------------------------------------------

                           For:     IHS
                                    10065 Red Run Boulevard
                                    Owings Mills, Maryland 21117

                           For:     W. Bradley Bennett
                                    Brian K. Davidson
                                    Marshall A. Elkins
                                    Eleanor C. Harding
                                    Marc B. Levin
                                    Anthony R. Masso
                                    Scott W. Robertson
                                    C. Christian Winkle

                                    Integrated Health Services, Inc.
                                    10065 Red Run Boulevard
                                    Owings Mills, Maryland 21117

                           For:     Lawrence A. Cirka
                                    Robert N. Elkins, M.D.

                                    Integrated Health Services, Inc.
                                    8889 Pelican Bay Boulevard
                                    Naples, Florida 33963

                           For:     E. Mac Crawford
                                    Magellan Health Services, Inc.
                                    3414 Peachtree Road, N.E.
                                    Atlanta, Georgia 30326

                           For:     Kenneth M. Mazik
                                    Jovius Foundation
                                    699 E. Fifth Avenue
                                    Mt. Dora, Florida  32757

                           For:     Robert A. Mitchell
                                    162 E. 64th Street
                                    New York, New York 10021

                           For:     Charles W. Newhall, III
                                    New Enterprise Associates
                                    1119 St. Paul Street
                                    Baltimore, Maryland 21202

                           For:     Timothy F. Nicholson
                                    Speciality Care plc
                                    Hamilton House, 1 Temple Avenue
                                    London EC4Y OHA
                                    England

                           For:     John L. Silverman
                                    AsiaCare Inc.
                                    Suite 28(B), 28th Floor
                                    Wisma Denmark
                                    86 Jalan Ampang
                                    50450 Kuala Lumpur, Malaysia

                           For:     George H. Strong
                                    946 Navesink River Road
                                    Locust, New Jersey 07760

                  (e) Criminal Convictions: Neither IHS nor any Executive Officer and Director has, during the last five years, been convicted in a criminal proceeding.

                  (f) Civil Proceedings: Neither IHS nor any Executive Officer and Director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining IHS from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

                  On July 30, 1996, IHS sold to the Issuer, pursuant to an Asset Purchase Agreement dated June 20, 1996 among IHS, various of its subsidiaries and the Issuer, as amended (the "Asset Purchase Agreement"), substantially all the assets and liabilities constituting IHS' institutional pharmacy services division for $125 million in cash and 2,112,490 shares of the Issuer's Common Stock.


Item 4.           Purpose of Transaction
                  ----------------------

                  IHS received the 2,112,490 shares of the Issuer's Common Stock in partial payment of the purchase price for the assets and liabilities of IHS' institutional pharmacy services division pursuant to the terms of the Asset Purchase Agreement.

                  Neither IHS nor any Executive Officer and Director has any present plans or proposals which relate to or would result in:

                  (a)      The   acquisition   by  any   person  of   additional
                           securities of the Issuer, or the disposition of securities of the Issuer, except that depending upon market conditions, IHS may choose to sell some or all of the Issuer's Common Stock owned by it;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) See Items 11 and 13 of the cover page of this Schedule 13D for the aggregate number and percentage of the Issuer's Common Stock held by IHS. The Executive Officers and Directors do not own any shares of the Issuer's Common Stock.

                  (b) See Items 7-10 of the cover page of this Schedule 13D for the number of shares of the Issuer's Common Stock held by IHS in which IHS has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition. No Executive Officer and Director has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition of any shares of the Issuer's Common Stock, except that the Board of Directors of IHS may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of shares of the Issuer's Common Stock.

                  (c) On July 30,  1996,  IHS received  2,112,490  shares of the
Issuer's  Common  Stock  pursuant  to the Asset  Purchase  Agreement  in partial payment of the purchase price for the assets and liabilities of IHS' institutional pharmacy services division.

                  (d)      None.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                  ---------------------------------------------------------

                  Pursuant to the Asset Purchase Agreement, the 2,112,490 shares of the Issuer's Common Stock are entitled to the benefit of certain demand and piggyback registration rights. IHS has the right at any time, subject to certain limitations, to include the shares of the Issuer's Common Stock owned by it in any registered offering of the Issuer's Common Stock. In addition, unless the shares of the Issuer's Common Stock owned by IHS have been registered pursuant to a "piggyback" registration by October 28, 1996, the Issuer must, unless IHS elects, in its sole discretion to delay or defer the process, as soon as practicable, but in any event no later than December 31, 1996, prepare and file with the Securities and Exchange Commission, and thereafter use its reasonable best efforts to have declared effective as soon as possible, a registration statement covering the resale of the Issuer's Common Stock owned by IHS. IHS may elect not to include all 2,112,490 shares of the Issuer Common Stock in such initial registration, in which event the Issuer shall be obligated to effect a registration of some or all of the remaining shares at the request of IHS at any time on or before July 30, 1998.

Item 7.           Material to Be Filed as Exhibits
                  --------------------------------

         1. Asset Purchase Agreement, dated as of June 20, 1996, among Integrated Health Services, Inc., Symphony Pharmacy Services, Inc., various of its Subsidiaries, Sellers, and Capstone Pharmacy Services, Inc., Buyer, as amended.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1996

                                  INTEGRATED HEALTH SERVICES, INC.


                                  By: /s/ W. BRADLEY BENNETT
                                     --------------------------------
                                          W. Bradely Bennett
                                          Senior Vice President-Chief Accounting
                                          Officer